================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                                  ------------

                                   TiVo, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   888706-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Lawrence P. Tu, Vice President and General Counsel
                       National Broadcasting Company, Inc.
                              30 Rockefeller Plaza
                            New York, New York 10012
                                 (212) 664-7024
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

----------------------------------------------------------------------------      -------------------------------------------------
CUSIP NO. 888706-10-8                                                         13D                                  Page 2
----------------------------------------------------------------------------      -------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSONS                                  National Broadcasting Company, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-1682529
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [_]
                                                                                                                      (b) [x]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEM 2(d) OR 2(e):                                                                                      [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            3,687,151
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       3,687,151
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,687,151

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!



                                        2

----------------------------------------------------------------------------      -------------------------------------------------
CUSIP NO. 888706-10-8                                                         13D                                  Page 3
----------------------------------------------------------------------------      -------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  National Broadcasting Company Holdings, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     13-3448662
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [_]
                                                                                                                     (b) [x]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEM 2(d) OR 2(e):                                                                                     [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            Disclaimed (see 11 below)
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       Disclaimed (see 11 below)
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
                  National Broadcasting Company Holding, Inc.

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                        3

----------------------------------------------------------------------------      -------------------------------------------------
CUSIP NO. 888706-10-8                                                         13D                                  Page 4
----------------------------------------------------------------------------      -------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  General Electric Company
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):      14-0689340
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [_]
                                                                                                                     (b) [x]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                               [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                        Disclaimed (see 11 below)
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      0
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                   Disclaimed (see 11 below)
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
                  General Electric Company
----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable (see 11 above)

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- ------------------------------------------------------------------


           SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 2 amends the Schedule 13D dated March 18, 2002, as amended, and is filed by National Broadcasting Company, Inc. ("NBC"), for and on behalf of itself, National Broadcasting Company Holding, Inc. ("NBC Holding"), and General Electric Company ("GE") (each a "Reporting Person"), with respect to the common stock, $0.001 par value per share (the "Common Stock"), of TiVo Inc. (the "Company").

Item 2.    Identity and Background.
           -----------------------

Item 2 is supplemented as follows:

           As of February 10, 2004, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, NBC Holding and GE, are set forth on Schedules A, B and C respectively, attached hereto.

           During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           This Amendment No. 2 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference. As of February 10, 2004, NBC beneficially owned in the aggregate 3,687,151 shares of the Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock (based on the number of shares outstanding as of December 5, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003, after giving effect to the Company's subsequent issuance of shares of Common Stock to NBC as described in Item 5(c) hereof ).

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors, or executive officers, beneficially owns any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days except that (i) on January 16, 2004, NBC converted $10 million aggregate principal amount of 7% Convertible Senior Notes due 2006 (having a conversion price of $3.99 per share) into 2,506,265 shares of Common Stock and (ii) on February 9, 2004, NBC "cashless" exercised 490,196 Warrants (having an exercise price of $7.85 per share) and acquired 167,373 shares of Common Stock.

           (d) Not applicable.

           (e) Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2004



                                  NATIONAL BROADCASTING COMPANY, INC.



                                  By:  /s/ Elizabeth A. Newell
                                     -------------------------------------------
                                      Name:  Elizabeth A. Newell
                                      Title: Assistant Secretary


                                  NATIONAL BROADCASTING COMPANY
                                    HOLDING, INC.



                                  By:  /s/ Elizabeth A. Newell
                                     -------------------------------------------
                                      Name:   Elizabeth A. Newell
                                      Title:  Assistant Secretary


                                  GENERAL ELECTRIC COMPANY



                                  By:  /s/ Robert E. Healing
                                     -------------------------------------------
                                      Name:   Robert E. Healing
                                      Title:  Attorney-in-fact

                                   SCHEDULE A

                       NATIONAL BROADCASTING COMPANY, INC.
                                    DIRECTORS


NAME                                  PRESENT BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                  ------------------------                            --------------------

J.I. Cash, Jr.                        Harvard Business School                              Professor of Business
                                      Morgan Hall                                          Administration-Graduate
                                      Soldiers Field Road                                  School of Business Administration,
                                      Boston, MA 02163                                     Harvard University

Dennis D. Dammerman                   General Electric Company                             Vice Chairman of the
                                      3135 Easton Turnpike                                 Board and Executive Officer,
                                      Fairfield, CT  06431                                 General Electric Company; Chairman,
                                                                                           General Electric Capital Services, Inc.

A.M. Fudge                            General Electric Company                             Former Executive Vice
                                      3135 Easton Turnpike                                 President, Kraft Foods, Inc
                                      Fairfield, CT  06431

Jeffrey R. Immelt                     General Electric Company                             Chairman of the Board and
                                      3135 Easton Turnpike                                 Chief Executive Officer,
                                      Fairfield, CT  06431                                 General Electric Company

A. Jung                               Avon Products                                        Chairman and Chief Executive
                                      1345 Avenue of the Americas                          Officer, Avon Products, Inc.
                                      New York, NY  10105

A.G. Lafley                           The Proctor & Gamble Company                         Chairman of the Board, President
                                      1 Proctor & Gamble Plaza                             and Chief Executive Officer,
                                      Cincinnati, OH  45202-3315                           The Proctor & Gamble Company

K.G. Langone                          Invemed Associates, Inc.                             Chairman, President and
                                      375 Park Avenue                                      Chief Executive Officer,
                                      New York, NY  10152                                  Invermed Associates, Inc.

R.S. Larsen                           Johnson & Johnson                                    Former Chairman and
                                      100 Albany Street                                    Chief Executive Officer,
                                      Suite 200                                            Johnson & Johnson
                                      New Brunswick, NJ  08901

R.B. Lazarus                          Ogilvy & Mather Worldwide                            Chairman and Chief
                                      309 West 49th Street                                 Executive Officer,
                                      New York, NY  10019-7316                             Ogilvy & Mather Worldwide


S. Nunn                               King & Spalding                                      Partner, King & Spalding
                                      191 Peachtree Stsreet, N.E.
                                      Atlanta, Georgia 30303

R.S. Penske                           Penske Corporation                                   Chairman of the Board
                                      2555 Telegraph Road                                  and President,
                                      Bloomfield Hills, MI                                 Penske Corporation
                                      48302-0954

G. L. Rogers                          General Electric Company                             Vice Chairman of the Board
                                      3135 Easton Turnpike                                 and Executive Officer,
                                      Fairfield, CT  06431                                 General Electric Company

A.C. Sigler                           Champion International Corporation                   Retired Chairman of the
                                      1 Champion Plaza                                     Board and CEO and Former Director,
                                      Stamford, CT  06921                                  Champion International Corporation

R.J. Swieringa                        S.C. Johnson Graduate School                         Anne and Elmer Lindseth
                                      Cornell University                                   Dean and Professor of Accounting
                                      207 Sage Hall Ithaca, NY
                                      14853-6201

D.A. Warner III                       J.P. Morgan Chase & Co.,                             Retired Chairman of the Board,
                                      The Chase Manhattan Bank and                         J.P. Morgan Chase & Co.
                                      Morgan Guaranty Trust Co. of New York
                                      345 Park Avenue
                                      New York, NY 10154

Robert C. Wright                      National Broadcasting Company,Inc.                   Vice Chairman of the Board and
                                      30 Rockefeller Plaza                                 Executive Officer, General
                                      New York, NY  10112                                  Electric Company; Chairman &
                                                                                           Chief Executive Officer,
Citizenship:                                                                               National Broadcasting Company, Inc.
------------
A. Jung         Canada
All Others      U.S.A.


                                        9

R. C. Wright                          National Broadcasting Company, Inc.                  Vice Chairman of the Board and
                                      30 Rockefeller Plaza                                 Executive Officer, General
                                      New York, NY  10112                                  Electric Company; Chairman &
                                                                                           Chief Executive Officer,
                                                                                           National Broadcasting Company, Inc.

M. Vachon                             National Broadcasting Company, Inc.                  Executive Vice President/ Chief
                                      30 Rockefeller Plaza                                 Financial Officer/ Treasurer
                                      New York, NY  10112

W. L. Bolster                         National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

R. B. Burgess                         National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

R. Cotton                             National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

D. Ebersol                            National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

J. W. Eck                             National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

R. A. Falco                           National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112


                                       10

J. W. Ireland III                     National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

N. Shapiro                            National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

P. Thomas-Graham                      National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

L. Tu                                 National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

E. Whelley                            National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

D. Zaslav                             National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112

J. Zucker                             National Broadcasting Company, Inc.                  Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY  10112


Citizenship: USA
-----------

                                       11

                                   SCHEDULE B

                       NATIONAL BROADCASTING COMPANY, INC.
                                    DIRECTORS

NAME                                  PRESENT BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                  ------------------------                            --------------------


J.I. Cash, Jr.                        Harvard Business School                             Professor of Business
                                      Morgan Hall                                         Administration-Graduate
                                      Soldiers Field Road                                 School of Business Administration,
                                      Boston, MA 02163                                    Harvard University

Dennis D. Dammerman                   General Electric Company                            Vice Chairman of the
                                      3135 Easton Turnpike                                Board and Executive Officer,
                                      Fairfield, CT  06431                                General Electric Company; Chairman,
                                                                                          General Electric Capital Services, Inc.

A.M. Fudge                            General Electric Company                            Former Executive Vice
                                      3135 Easton Turnpike                                President, Kraft Foods, Inc
                                      Fairfield, CT  06431

Jeffrey R. Immelt                     General Electric Company                            Chairman of the Board and
                                      3135 Easton Turnpike                                Chief Executive Officer,
                                      Fairfield, CT  06431                                General Electric Company

A. Jung                               Avon Products                                       Chairman and Chief Executive
                                      1345 Avenue of the Americas                         Officer, Avon Products, Inc.
                                      New York, NY  10105

A.G. Lafley                           The Proctor & Gamble Company                        Chairman of the Board, President
                                      1 Proctor & Gamble Plaza                            and Chief Executive Officer,
                                      Cincinnati, OH  45202-3315                          The Proctor & Gamble Company

K.G. Langone                          Invemed Associates, Inc.                            Chairman, President and
                                      375 Park Avenue                                     Chief Executive Officer,
                                      New York, NY  10152                                 Invermed Associates, Inc.

R.S. Larsen                           Johnson & Johnson                                   Former Chairman and
                                      100 Albany Street                                   Chief Executive Officer,
                                      Suite 200                                           Johnson & Johnson
                                      New Brunswick, NJ  08901

R.B. Lazarus                          Ogilvy & Mather Worldwide                           Chairman and Chief Executive Officer,
                                      309 West 49th Street                                Ogilvy & Mather Worldwide
                                      New York, NY  10019-7316


                                       12

S. Nunn                               King & Spalding                                      Partner, King & Spalding
                                      191 Peachtree Stsreet, N.E.
                                      Atlanta, Georgia 30303

R.S. Penske                           Penske Corporation                                   Chairman of the Board
                                      2555 Telegraph Road                                  and President,
                                      Bloomfield Hills, MI                                 Penske Corporation
                                      48302-0954

G. L. Rogers                          General Electric Company                             Vice Chairman of the Board
                                      3135 Easton Turnpike                                 and Executive Officer,
                                      Fairfield, CT  06431                                 General Electric Company

A.C. Sigler                           Champion International Corporation                   Retired Chairman of the
                                      1 Champion Plaza                                     Board and CEO and
                                      Stamford, CT  06921                                  Former Director,
                                                                                           Champion International
                                                                                           Corporation

R.J. Swieringa                        S.C. Johnson Graduate School                         Anne and Elmer Lindseth
                                      Cornell University                                   Dean and Professor of Accounting
                                      207 Sage Hall Ithaca, NY
                                      14853-6201

D.A. Warner III                       J.P. Morgan Chase & Co.,                             Retired Chairman of the Board,
                                      The Chase Manhattan Bank and                         J.P. Morgan Chase & Co.
                                      Morgan Guaranty Trust Co. of New York
                                      345 Park Avenue
                                      New York, NY 10154

Robert C. Wright                      National Broadcasting Company,Inc.                   Vice Chairman of the Board and
                                      30 Rockefeller Plaza                                 Executive Officer, General
                                      New York, NY  10112                                  Electric Company; Chairman &
                                                                                           Chief Executive Officer,
Citizenship:                                                                               National Broadcasting Company, Inc.
------------
A. Jung         Canada
All Others      U.S.A.


                                       13

R. C. Wright                          National Broadcasting Company, Inc.                  Chairman, Chief Executive Officer
                                      30 Rockefeller Plaza
                                      New York, NY  10112

Lynn Calpeter                         National Broadcasting Company, Inc.                  Vice President, Treasurer
                                      30 Rockefeller Plaza
                                      New York, NY  10112

Todd Davis                            National Broadcasting Company, Inc.                  Assistant Treasurer
                                      30 Rockefeller Plaza
                                      New York, NY  10112

Brian O'Leary                         National Broadcasting Company, Inc.                  Assistant Treasurer
                                      30 Rockefeller Plaza
                                      New York, NY  10112

Benjamin W. Heineman, Jr.             National Broadcasting Company, Inc.                  Secretray
                                      30 Rockefeller Plaza
                                      New York, NY  10112

Eliza Fraser                          National Broadcasting Company, Inc.                  Assistant Secretary
                                      30 Rockefeller Plaza
                                      New York, NY  10112

Elizabeth Newell                      National Broadcasting Company, Inc.                  Assistant Secretary
                                      30 Rockefeller Plaza
                                      New York, NY  10112


                                       14

                                   SCHEDULE C

                            GENERAL ELECTRIC COMPANY
                                    DIRECTORS

NAME                                  PRESENT BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                                  ------------------------                             --------------------

J.I. Cash, Jr.                        Harvard Business School                              Professor of Business
                                      Morgan Hall                                          Administration-Graduate
                                      Soldiers Field Road                                  School of Business Administration,
                                      Boston, MA 02163                                     Harvard University

Dennis D. Dammerman                   General Electric Company                             Vice Chairman of the
                                      3135 Easton Turnpike                                 Board and Executive Officer,
                                      Fairfield, CT  06431                                 General Electric Company; Chairman,
                                                                                           General Electric Capital Services, Inc.

A.M. Fudge                            General Electric Company                             Former Executive Vice
                                      3135 Easton Turnpike                                 President, Kraft Foods, Inc
                                      Fairfield, CT  06431

C.X. Gonzalez                         Kimberly-Clark de Mexico                             Chairman of the Board and
                                      S.A. de C.V.                                         Chief Executive Officer, Kimberely
                                      Jose Luis Lagrange 103,                              de Mexico, S.A. de C.V.
                                      Tercero Piso
                                      Colonia Los Morales
                                      Mexico, D.F. 11501, Mexico

J. R. Immelt                          General Electric Company                             Chairman of the Board and
                                      3135 Easton Turnpike                                 Chief Executive Officer,
                                      Fairfield, CT  06431                                 General Electric Company

A. Jung                               Avon Products                                        Chairman and Chief Executive
                                      1345 Avenue of the Americas                          Officer, Avon Products, Inc.
                                      New York, NY  10105

A.G. Lafley                           The Proctor & Gamble Company                         Chairman of the Board, President
                                      1 Proctor & Gamble Plaza                             and Chief Executive Officer,
                                      Cincinnati, OH  45202-3315                           The Proctor & Gamble Company

K.G. Langone                          Invemed Associates, Inc.                             Chairman, President and
                                      375 Park Avenue                                      Chief Executive Officer,
                                      New York, NY  10152                                  Invermed Associates, Inc.



                                       15

R.S. Larsen                           Johnson & Johnson                                    Former Chairman and
                                      100 Albany Street                                    Chief Executive Officer,
                                      Suite 200                                            Johnson & Johnson
                                      New Brunswick, NJ  08901

R.B. Lazarus                          Ogilvy & Mather Worldwide                            Chairman and Chief Executive Officer,
                                      309 West 49th Street                                 Ogilvy & Mather Worldwide
                                      New York, NY  10019-7316

S. Nunn                               King & Spalding                                      Former Partner, King & Spalding
                                      191 Peachtree Stsreet, N.E.
                                      Atlanta, Georgia 30303

R.S. Penske                           Penske Corporation                                   Chairman of the Board
                                      2555 Telegraph Road                                  and President,
                                      Bloomfield Hills, MI                                 Penske Corporation
                                      48302-0954

A.C. Sigler                           Champion International Corporation                   Retired Chairman of the
                                      1 Champion Plaza                                     Board and CEO and
                                      Stamford, CT  06921                                  Former Director,
                                                                                           Champion International
                                                                                           Corporation

R.J. Swieringa                        S.C. Johnson Graduate School                         Anne and Elmer Lindseth
                                      Cornell University                                   Dean and Professor of Accounting
                                      207 Sage Hall Ithaca, NY
                                      14853-6201

D.A. Warner III                       J.P. Morgan Chase & Co.,                             Former Chairman of the Board,
                                      The Chase Manhattan Bank and                         J.P. Morgan Chase & Co.
                                      Morgan Guaranty Trust Co. of New York
                                      345 Park Avenue
                                      New York, NY 10154

Robert C. Wright                      National Broadcasting Company,Inc.                   Vice Chairman of the Board and
                                      30 Rockefeller Plaza                                 Executive Officer, General
                                      New York, NY  10112                                  Electric Company; Chairman &
                                                                                           Chief Executive Officer,
                                                                                           National Broadcasting Company, Inc.

Citizenship:
------------
C.X. Gonzalez      Mexico
A. Jung            Canada
All Others         U.S.A

                                       16

                            GENERAL ELECTRIC COMPANY

                               EXECUTIVE OFFICERS

NAME                              PRESENT BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
----                              ------------------------                      --------------------

J.R. Immelt                       General Electric Company                      Chairman of the Board and
                                  3135 Easton Turnpike                          Chief Executive Officer
                                  Fairfield, CT  06431

P.D. Ameen                        General Electric Company                      Vice President and Controller
                                  3135 Easton Turnpike
                                  Fairfield, CT  06431

F. Beccalli                       General Electric Company                      Senior Vice President - GE Europe
                                  3135 Easton Turnpike
                                  Fairfield, CT  06431

C.T. Begley                       General Electric Company                      Vice President - GE Transportation Systems
                                  2901 East Lake Road
                                  Erie, PA  16531

D.C. Calhoun                      General Electric Company                      Senior Vice President
                                  1 Neumann Way                                 GE Aircraft Engines
                                  Cincinnati, OH  05215

J.P. Campbell                     General Electric Company                      Senior Vice President
                                  Appliance Park                                GE Consumer Products
                                  Louisville, KY  40225

W.H. Cary                         General Electric Company                      Vice President - Financial Planning & Analysis
                                  3135 Easton Turnpike
                                  Fairfield, CT  06431

K.A. Cassidy                      General Electric Company                      Vice President and GE Treasurer
                                  201 High Ridge Road
                                  Stamford, CT 06905-3417

W.J. Conaty                       General Electric Company                      Senior Vice President
                                  3135 Easton Turnpike                          Human Resources
                                  Fairfield, CT  06431

D.D. Dammerman                    General Electric Company                      Vice Chairman of the Board and Executive Officer,
                                  3135 Easton Turnpike                          General Electric Company; Chairman, General Electric
                                  Fairfield, CT  06431                          Capital Services, Inc



S.C. Donnelly                     General Electric Company                      Senior Vice President - Global Research
                                  One Research Circle
                                  Niskayuna 12309


                                       17

M.D. Fraizer                      General Electric Company                      Senior Vice President
                                  6620 W. Broad Street                          GE Insurance
                                  Richmond, VA  23230

Y. Fujimori                       General Electric Company                      Senior Vice President - GE Asia
                                  21 Mita 1-chome
                                  Meguro-ku 3rd Floor Alto
                                  Tokyo, Japan  153-0062

A.H. Harper                       General Electric Company                      Senior Vice President - GE Equipment Management
                                  260 Long Ridge Road
                                  Stamford, CT  06927

B.W. Heinemann                    General Electric Company                      Senior Vice President - Law and Public Affairs and
                                  3135 Easton Turnpike                          Secretary
                                  Fairfield, CT  06431

J.M. Hogan                        General Electric Company                      Senior Vice President -  GE Medical Systems
                                  P.O. Box 414
                                  Milwauke, WI  53201

R.A. Jeffe                        General Electric Company                      Senior Vice President - Corporate Business
                                  3135 Easton Turnpike                          Development
                                  Fairfield, CT  06431

J. Krenicki, Jr.                  General Electric Company                      Senior Vice President -  GE Plastics
                                  1 Plastics Avenue
                                  Pittsfield, MA  01201

M.A. Neal                         General Electric Company                      Senior Vice President -   GE Commercial Finance
                                  260 Long Ridge Road
                                  Stamford, CT  06927

D.R. Nissen                       General Electric Company                      Senior Vice President -   GE Consumer Finance
                                  201 High Ridge Road
                                  Stamford, CT  06905-3417

J.A. Parke                        General Electric Company                      Senior Vice President - General Electric Company,
                                  260 Long Ridge Road                           Vice Chairman, GE Capital Corporation
                                  Stamford, CT  06927

R.R. Pressman                     General Electric Company                      Senior Vice President - Employers Reinsurance
                                  5200 Metcalf Avenue                           Corporation
                                  Overland Park, KS  66201

G.M. Reiner                       General Electric Company                      Senior Vice President - Chief Information Officer
                                  3135 Easton Turnpike
                                  Fairfield, CT  06431

J.G. Rice                         General Electric Company                      Senior Vice President -   GE Power Systems
                                  4200 Wildwood Parkway
                                  Atlanta, GA  30339


                                       18

K.S. Sherin                       General Electric Company                      Senior Vice President - Finance and Chief Financial
                                  3135 Easton Turnpike                          Officer
                                  Fairfield, CT  06431

L.G. Trotter                      General Electric Company                      Senior Vice President
                                  41 Woodford Avenue                            GE Industrial Systems
                                  Plainville, CT   06062

R.F. Wacker                       General Electric Company                      Vice President - Corporate Investor Relations
                                  3135 Easton Turnpike
                                  Fairfield, CT  06431

W.A. Woodburn                     General Electric Company                      Senior Vice President -
                                  187 Danbury Road                              GE Specialty Materials
                                  Wilton, CT  06897

R.C. Wright                       National Broadcasting Company,Inc.            Vice Chairman of the Board and
                                  30 Rockefeller Plaza                          Executive Officer,
                                  New York, NY  10112                           General Electric Company;
                                                                                Chairman & Chief Executive Officer,
                                                                                National Broadcasting Company, Inc.

Citizenship:
------------

Fernando Beccalli     Italy
Yoshiaki Fujimori     Japan
All Others            U.S.A.


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